Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 7 DATED DECEMBER 30, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below); and
●	Update information regarding our distributions.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in shares of common stock pursuant to Regulation A (the “Initial Offering”) on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On August 21, 2024, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”).

We are offering in this Second Follow-on Offering up to $71,628,340 of shares of our common stock (comprised of $67,217,632 of shares in our primary offering and $4,410,708 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of shares of our common stock. As of November 30, 2024, we had raised total aggregate gross offering proceeds of approximately $65,034,000 and had issued approximately 6,252,000 shares of our common stock in the Offering, which had been purchased by approximately 3,600 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On September 30, 2024, our board of directors authorized a daily cash distribution of our common stock to stockholders of record as of the close of business on each day in the periods beginning October 1, 2024 and ending on October 31, 2024, and beginning on November 1, 2024 and ending on November 30, 2024 (of $0.0011268493 per share from October 1, 2024 to November 12, 2024, and of $0.0010146575 per share from November 13, 2024 to November 30, 2024), and of $0.0010146575 per share of our common stock (each, a “Distribution”) to stockholders of record as of the close of business on each day in the period beginning December 1, 2024 and ending on December 31, 2024 (each, a “Distribution Period”). Our board of directors expects the Distributions will be paid on or about January 15, 2025.

Each Distribution equates to approximately 4.5% of our net asset value (“NAV”) on an annualized basis, assuming a $9.14 per share NAV (the then-current purchase price for the Distribution Periods from October 1, 2024 to November 12, 2024), calculated for the Distribution Periods beginning October 1, 2024 and ending on October 31, 2024, and beginning on November 1, 2024 and ending on November 30, 2024, and approximately 4.5% of our NAV on an annualized basis assuming an $8.23 per share NAV (the then-current purchase price effective November 13, 2024) calculated for the Distribution Period beginning December 1, 2024 and ending on December 31, 2024. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.